Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

U.S. DEPARTMENT OF JUSTICE PERMITS NOKIA AND ALCATEL-LUCENT

TO PROCEED WITH PROPOSED COMBINATION

Nokia Corporation

June 17, 2015 18:00EEST

Helsinki, June 17 2015 – Nokia and Alcatel-Lucent today announced that the United States Department of Justice has granted early termination of the U.S. antitrust waiting period for the combination of Nokia and Alcatel-Lucent, permitting the transaction to proceed. Early termination of the U.S. antitrust waiting period takes us one important step closer to the closing of the pending transaction.

The parties continue to make good progress with the regulatory approval processes in the remaining relevant jurisdictions, with the parties having already obtained antitrust clearances in Brazil and Serbia. Both companies will continue to cooperate with the remaining authorities to close their reviews as quickly as possible.

The transaction remains subject to approval by Nokia shareholders, Nokia holding over 50.00% of the share capital of Alcatel-Lucent on a fully diluted basis upon completion of the public exchange offer, receipt of other regulatory approvals and other customary conditions. The transaction is expected to close in the first half of 2016.

ABOUT NOKIA

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

ABOUT ALCATEL-LUCENT

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. It is dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Its mission is to invent and deliver trusted networks to help its customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “expect,” “will” and similar expressions. These forward-looking statements include statements relating to the expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include the ability of the parties to obtain the necessary regulatory approvals and consummate the pending transaction.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This release relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Nokia with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel-Lucent with the SEC, the listing prospectus of Nokia to be filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) to be filed by Nokia with, and which will be subject to the review of, the AMF or the response document (note en réponse) to be filed by Alcatel-Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. The Exchange Offer Documents have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s offer document (note d’information) and Alcatel’s response document (note en réponse), containing detailed information with regard to the exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com).

MICROSITE DETAILS

Further information on the transaction can be found at: www.newconnectivity.com

MEDIA ENQUIRIES

Brunswick (adviser to Nokia)

Tel: +1 202 393 7337 (U.S.)

Tel: +44 (0)207 404 5959 (U.K.)

Alcatel-Lucent Communications

Simon Poulter, simon.poulter@alcatel-lucent.com

Tel: +33 (0)1 55 14 10 06

Valerie La Gamba, valerie.la_gamba@alcatel-lucent.com

Tel: + 33 (0)1 55 14 15 91